THE NEWMAN LAW FIRM, PLLC
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New York, NY 10005

Writer’s Information
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Phone (631) 458-0540

Phone       (212) 618 1968
Fax           (212) 202-6055

March 24, 2008

BY EDGAR AND HAND DELIVERY

Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, NE, Mail Stop 7010
Washington, DC 20549

Re:	SmartHeat Inc.
Amendment No. 3 to Form S-1 Registration Statement
File No. 333-154415

Dear Ms. Long:

This letter is submitted on behalf of SmartHeat Inc. (the “Company”) in response to comments set forth in your letter to Jun Wang, SmartHeat's President and Chief Executive Officer, dated February 13, 2009 commenting on Amendment No. 2 to the Company Registration Statement on Form S-1.  The Company is filing Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment”) concurrently with the submission of this correspondence.

The responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your letter.  For your convenience, your comments have been reproduced below, together with the responses of the Company.  Page references in the responses in this letter refer to the pages of the Amendment.

GENERAL

1.      We note that as a smaller reporting company, if you expect to report net income for the year ended December 31, 2008, you will not be required to provide updated financial statements and related disclosures until 90 days after year-end. If you intend to seek effectiveness prior to providing updated annual financial statements, please revise your registration statement to provide a recent developments section that summarizes your financial condition and results of operations at and for the year ended December 31, 2008 and represent that there have been no material trends, events or transactions that have arisen subsequent to the date of the latest balance sheet included in the filing.

Ms. Pamela Long
March 24, 2008

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.  Please see the revised Management’s Discussion and Analysis reflecting fiscal year ended 2008 beginning on page19, and the financial statements and notes for the fiscal year ended 2008 beginning on page F-1.

2.      Please file the legal opinion with your next amendment or as soon as possible. Note that we may have comments on the legal opinion once it is filed.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Please see the Opinion of Holland & Hart LLP filed as Exhibit 5.1 to the Registration Statement.

Management's Discussion and Analysis, page 18
Liquidity and Capital Resources, page 26

3.      You state in the last paragraph of this section that "80% of our accounts receivable can be recorded within one year of sale." We are unclear as to the meaning of this statement. In this regard, please revise your disclosure to clarify this statement.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see page 24 of the Registration Statement.

Selling Shareholders, page 44

4.      We note your response to comment 6 in our letter dated December 22, 2008. However, your disclosure is still unclear since you state "[e]xcept as may otherwise be indicated, each of the selling shareholders acquired its shares in the ordinary course of business and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the shares." If true, please revise each applicable footnote for the sellers who are affiliates of registered broker dealers that did not receive the securities as compensation (e.g., footnotes (xiii), (xvii), and (xix)), to make the statement above without any qualification. Please also clarify, if true, in footnotes (ii), (xi), (xiv), (xv), and (xvi) that these sellers received the securities as compensation for placement agent services.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Ms. Pamela Long
March 24, 2008

Please see pages 42, 44 and 45 of the Registration Statement.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies,
Revenue Recognition, pages F-9 and F-25

5.      We note your response to comment 12 in our letter dated December 22, 2008; however, it appears to us that the revenue recognition policies disclosed in your annual and interim financial statements are not consistent with the revenue recognition policy disclosed in your response letter. If accurate, please revise the first paragraph of the revenue recognition policies disclosed in your annual and interim financial statements to include the disclosures in the first paragraph of your response letter. In addition, as previously requested, please provide us a more comprehensive explanation of the products and services you provide your customers.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

The first paragraph of the revenue recognition policies disclosed in our annual financial statements has been revised to include the disclosures as follows:

“The Company's revenue recognition policies are in compliance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (“SAB”) 104. Sales revenue is recognized when products are delivered, and for PHE and PHE units, when customer acceptance occurs, the price is fixed or determinable, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as unearned revenue.”

The Company has provides a more comprehensive explanation of the products and services provided our customers as follows:

We design, manufacture, sell, and service plate heat exchangers ("PHEs"), units which combine plate heat exchangers with various pumps, temperature sensors, valves, and automated control systems ("PHE Units"), and heat meters for a broad range of industries, including petroleum refining, petrochemicals, power generation, metallurgy, food & beverage and chemical processing. We sell PHEs under the Sondex brand and PHE Units designed by our engineers and assembled with Sondex plates under our Taiyu brand name.  We manufacture based on the order our customers placed.  It usually takes 7-10 days for producing one plate heat exchanger; 15-20 days for producing and assembling one PHE unit.  90% of the purchase price for our products is generally paid for within one year from the date of sale; 30% of the purchase price is due upon the placement of an order, 30% is due on delivery and 30% is due within a few months after the customer’s acceptance depending on the actual terms negotiated with the customers. The final 10% of the purchase price may remain outstanding for up to 24 months as a quality assurance and is accounted for in our financial statements as Retentions Receivable. Indirect sales through distributors are usually paid in full on delivery.

Ms. Pamela Long
March 24, 2008

The Company provides free after-sales service for our PHEs and PHE Units.  The free service period for PHE Units usually covers 2 heating seasons and the period for PHEs usually covers 1 heating season.  During these periods, if the Company’s  customers encounter any product quality issues or have any questions regarding how to install or use our products, we provide free consulting, technical support, and repair and maintenance services at our cost.  The scope of our free after-sales service includes one time training of application of the product, replacement of defected parts, telephone support and consulting on any questions regarding our products.  If the product quality issues occur after the after-sales free service period,  the Company charges its customers for the replacement of the parts, labors, and related travelling expenses for our technician to customers’ sites, etc.

Please see page 20 and page F-9 of the Registration Statement.

6.      The revenue recognition policy you disclosed in your response to comment 12 in our letter dated December 22, 2008 indicates that you only recognize revenue after products are delivered, tested and inspected by your customers. The accounts receivable payment terms disclosed on page 26 indicate that by the time a customer accepts delivery of your products, you have generally collected 90% of the purchase price. To the extent that these two statements are both accurate, it is not clear to us how or why your accounts receivable balance could be so significant to your revenues. It appears to us that you maybe recognizing revenue prior to delivery. Please advise or revise.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

The Company's revenue recognition policies are in compliance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (“SAB”) 104. Sales revenue is recognized when products are delivered and for PHE and PHE units, when customer acceptance occurs, the price is fixed or determinable, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as unearned revenue.

90% of the purchase price for our products is generally paid for within one year from the date of sale; 30% of the purchase price is due upon the placement of an order, 30% is due on delivery and 30% is due within few months after the customer’s acceptance depending on the actual terms negotiated with the customer. The final 10% of the purchase price may remain outstanding for up to 24 months as a quality assurance and is accounted for in our financial statements as Retentions Receivable. Indirect sales through distributors are usually paid in full on delivery.”

Ms. Pamela Long
March 24, 2008

The reason that accounts receivable are significant to the Company’s revenue at December 31, 2008 is that 72.78% of the total sales were generated during the 3rd and 4th quarter of 2008.  May to November of each year is the Company’s production and sales peak.  For the year ended December 31, 2008, we had total sales of $30.64 million, of which $22.30 million was generated during the 3rd and 4th quarters.  While in 2007, the Company  had total sales of $13.27 million, of which $3 million of the total sales was generated in 3rd quarter and $7.9 million of the total sales was generated in 4th quarter of 2007.   We do not recognize revenue prior to delivery. As stated above, we recognize revenue after delivery and customer acceptance and all other revenue recognition conditions are met.

Please see page 25 of the Registration Statement.

7.      We note your disclosures related to "free after-sale service." Please explain to us how and why this service is not accounted for as a separate deliverable based on I the provisions of EITF 00-21.

Response:

After-sales free service is immaterial to the Company’s total sales.  For the years ended December 31, 2008 and 2007, the Company’s after-sales free service was about $95,000 (0.29% of the total sales) and $383,000 (2.9% of the total sales), respectively.  The Company does not price and sell “after-sales free service” separately. The Company recognizes its revenue when the products are delivered, tested and accepted by the Company’s customers, based on historical experience and the good quality of products; “after-sales free service” including repair and maintenance are very insignificant.

In determining whether the free service is a separate deliverable, the Company considered the following:

-	Whether the customer would be purchasing that product or service apart from any other products or services in the transaction;

-	Whether the activity being performed is at the request of the customer and for the customer's sole benefit apart from any other product or service in the transaction;

-	Whether the other deliverables in the transaction can be performed without the activity or product in question being performed or delivered;

-	Whether any payments are tied to the delivery or performance of that specific product or service;

-	Whether the skills or equipment required to perform the activity are specialized and are not readily available in the marketplace;

Ms. Pamela Long
March 24, 2008

-	Whether the cost associated with performing the activity is more than insignificant in relation to the other items in the arrangement; and

-	Whether the customer attributes significant value to the activity/service even though the cost of performing is insignificant

In performing the above evaluation a company should not dismiss any agreed upon or contractual deliverable as inconsequential or perfunctory without a full evaluation of the conditions outlined in SAB Topic 13-A (3c), question 2. That is, a performance obligation that is essential to the functionality of a delivered product or failure to complete the activities resulting in the customer receiving a full or partial refund or rejecting the products delivered is determinative that the obligation is not inconsequential or perfunctory.

The free service does not meet the definition of a separate deliverable due to the following reasons:

The free service offer has no effect on the performance of the product shipped.

No part of the payments is specifically tied to the free service.

The service in question may be available in the market place.

Historically, the cost have been insignificant, the customer may attribute some value to this service. However, we believe this is not significant.

In addition, the free service does not have an objective and verifiable evidence of fair value to allocate the consideration received to the deliverable as the Company does not sell the service separately.

Note 6 — Other Receivables, pages F-15 and F-30

8.
We note your response to comment 13 in our letter dated December 22, 2008; however, it is not clear to us how and why certain of these amounts are appropriately classified as other receivables, including amounts related to prepayments, deposits, and employee cash advances. It appears to us that unless you will be reimbursed in cash within 12 months for these amounts they should not be classified as other receivables, current Please clarify or revise. For any other receivables that do remain, please disclose the nature of the transactions that gave rise to them and disclose the repayment terms.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

All amounts classified as other receivables are reimbursed or settled within 12 months.

Ms. Pamela Long
March 24, 2008

The Company’s footnotes on Other Receivables have been expanded to indicate that they are reimbursed or settled within 12 months as follows:

“Other receivables, prepayments and deposits consisted of the following at December 31, 2008 and 2007, respectively:

	2008	2007
Cash advance to third parties	$89,628	$474,631
Deposit for public bid	353,399	130,724
Prepayment for freight and related insurance expenses	95,888	68,683
Deposits	42,783	15,346
Advance to employees	117,136	76,847
Total	$698,834	$766,231

Cash advance to third parties was the short term cash advances to customers and vendors with quick repayment usually within three to six months.  Deposits for public bidding represented the deposits for bidding the contracts, the deposit will be returned to the Company after the bidding process is completed unusually within three to four months from the payment date.  Prepayment for freight and /or related insurance expenses represented prepaid shipping and freight insurance expenses for customers and is generally repaid upon customer receipt of products.  Deposits mainly consisted of deposits for rents and utilities. Cash advance to employees mainly represented short term loan to employees and advance to employees for business trip and related expenses. Other receivables, prepayments and deposits are reimbursed or settled within 12 months.”

Please see page F-14 of the Registration Statement.

Note 7 - Related Party Transactions, page F-15 Note 8 -
Related Party Transactions, page F-30

9.      We appreciate your response to comment 10 in our letter dated December 22, 2008. Given the explanation you provided in your response letter, it is not clear to us why the disclosures under due from related party continue to distinguish amounts related to short-term advances and amounts related to accounts receivable. Pease revise your disclosures to clarify, if accurate, that all amounts due from related parties represent accounts receivable in the normal course of business, otherwise, please clarify the nature and terms of these amounts.

Response:

Ms. Pamela Long
March 24, 2008

All amounts due from related parties represent accounts receivable in the ordinary course of business.

Due from Related Party

At December 31, 2007, due from related party of $118,560 represented accounts receivables from one shareholder resulting from sales to this shareholder of $174,901 for 2007. Due from related party was paid in full in November 2008.

Due to Related Party

Due to related party represented advance from the same shareholder with variable interest rate tied to the bank interest rate, 8.591% per annum for 2008 and 6.903% per annum for 2007, principal and interest were payable on demand, this advance was paid in full by September 30, 2008.  During 2008 and 2007, the Company recorded interest expense to this shareholder of approximately $6,500 and $63,000, respectively.

As of December 31, 2008, the Company’s due from and due to related party were $0.

Please see page F-16 of the Registration Statement.

Note 17 - Stockholders' Equity, page .

10.    We appreciate your response to comment  14 in our letter dated December 22, 2008 and assume from this response, coupled with your response in your letter' dated December 12, 2008, that the warrant agreement gives you a choice of  net-cash settlement or settlement in your own shares. Please confirm that our understanding is correct and appropriately disclose.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

The warrants require the Company to settle in its own shares.  There is no provision for cash settlement.

Please see page F-20 of the Registration Statement.

If you have other questions or would like additional information, please feel free to contact the undersigned at (212) 618 1968.

Very truly yours,

Robert Newman, Esq

Cc: Mr. Jun Wang, President and Chief Executive Officer